EXHIBIT 99.1

Release immediate

Canadian Pacific announces Paul Haggis elected Board Chairman

Calgary, AB, June 4 2012 - Canadian Pacific Railway (TSX: CP) (NYSE: CP) today announced Paul G. Haggis was elected Chairman of the Company’s Board of Directors.

Mr. Haggis has extensive financial markets and public board experience and is currently Chairman of the Alberta Enterprise Corporation as well as C.A. Bancorp Inc.  He serves as a corporate director of other public and crown corporations including Advantage Oil & Gas Ltd. and Liberty Silver Corporation. He continues to serve as an advisor to the Investment Committee of Insurance Corporation of British Columbia  (ICBC) after retiring as a director and Chair of the Investment Committee this past December. Mr. Haggis was previously the President and CEO of the Ontario Municipal Employees Retirement System (OMERS) and the President and CEO of Alberta Treasury Branches. He served in leadership roles at the Public Sector Pension Investment Board, Manulife Financial, and Princeton Developments.

Over his career, Mr. Haggis has served as a director of a number of public and charitable organizations including the Centre for Addiction and Mental Health, Royal Ontario Museum, and the Canadian Chamber of Commerce.

“I am proud to be part of this great Company,” said Paul Haggis, Chairman of the Board, Canadian Pacific.  “On behalf of my fellow board members, I reiterate that the Board is united in its commitment to serving the best interests of CP. We are confident in the depth and breadth of this Board and its ability to work with management and all CP employees to serve our customers. We are looking forward to working together to build value for our shareholders.”

About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

Contacts:
Media
Mark Seland
Tel.:  403-540-7178
24/7 Media Pager: 855-242-3674
email: Mark_Seland@cpr.ca

Investment Community
Janet Weiss
Tel.: 403-319-3591
email: investor@cpr.ca